EXHIBIT 99.1
FOR IMMEDIATE RELEASE                                               OCT 31, 2000
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CONTACT:          Donald L. Rich, President & CEO             408-496-0474

CASTELLE REPORTS THIRD QUARTER 2000 RESULTS: $0.05 EPS

SANTA CLARA, Calif., Oct 31, 2000 - CASTELLE (Nasdaq: CSTL) today announced financial results for the third fiscal quarter ended September 29, 2000.

Net sales for the third quarter of 2000 were $3.7 million, compared to $4 million for the same period in 1999. The Company recorded net income for the third quarter of 2000 of $240,000 or earnings of $0.05 per share, on a fully diluted basis, compared to a net loss of $798,000 or a loss of $0.17 per share for the same period in 1999. This compares to net income in the first and second quarters of 2000 of $169,000 and $211,000, respectively, or earnings of $0.03 and $0.04 per share, on a fully diluted basis, respectively.

Net sales for the first nine months of 2000 were $11.6 million compared with $12.2 million for the same period of 1999. Net income for the nine-month period was $620,000 or $0.12 per share compared to a net loss of $3.7 million or $0.80 per share for the 1999 period, resulting from higher product gross margins and reduced operating expenses. The shortfall in sales was due to the continued decline in demand for the print server product line, which was partially offset by increased sales of fax server products. The loss in 1999 included a $1.2 million reserve for excess inventory related to the print server product line and a $522,000 restructuring charge. Excluding these non-recurring charges, the net loss for the period would have been $1.9 million, or $0.42 per share.

Donald L. Rich, President and CEO, stated, "We are pleased with our fourth consecutive profitable quarter as well as recording the highest quarterly profit since 1996. During the third quarter we expanded our product offerings with new models of our traditional fax server and also introduced a new product family for small office automation. We extended our fax server line at the high end with the introduction of the FaxPress 7000 series of 19" rack-mountable models targeted at telecom interconnect providers and corporate data centers. In addition our new OfficeDirect family of server appliances, providing email and fax communication, data storage and printer sharing for small businesses with 5
- 50 users, was introduced with initial shipments beginning in the third quarter."

"We are looking forward to December when we will be relocating our corporate headquarters to a brand new building in Morgan Hill, California, which we have leased for the next five years", he continued.

About Castelle
Founded in 1987, Castelle develops and markets products that enable organizations to easily implement Internet and Intra-office messaging, data storage and printing over local area networks. Castelle is one of the pioneers of application server appliances and has developed expertise to integrate most complex functions into very easy-to-use and maintain, "plug-&-forget" shared devices. Castelle believes that its products are more economical than comparable software-only solutions, as they do not require a large technical staff to install, operate and maintain. Castelle products are utilized by industry leaders including Fortune 1000 companies and also by small and medium-sized business worldwide and are available through a worldwide network of distributors, value-added resellers, systems integrators, e-commerce retailers, and the Castelle On-Line Store. Castelle is headquartered in Santa Clara and can be reached at 408-496-0474, fax 408-496-0502 or www.castelle.com.

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Forward-Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties, relating to the future events, including the ability of the Company to continue to (i) develop, introduce and achieve acceptance of new products, (ii) be profitable, (iii) be cash flow positive, (iv) improve on working capital, and (iv) deliver quality customer support. Actual events or the Company's results may differ materially from the events or results discussed in the forward-looking statements for a number of reasons including, without limitation, the timely development, acceptance and pricing of new products and the general economic conditions as they affect the Company's customers. The Company assumes no obligation to update the forward-looking information. Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements as contained in the Company's reports to the Securities and Exchange Commission, including the Company's Form 10-K for the fiscal year ended December 31, 1999.

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